

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

Via Email

B. Michael Friedman
President
800 Commerce, Inc.
407 East Fort Street, Suite 500
Detroit, Michigan 48226

> **Re:** **800 Commerce, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 25, 2013**
> **File No. 333-184459**

Dear Mr. Friedman:

We have reviewed your letter dated April 25, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our March 5, 2013 letter.

General

1.   We note your response to prior comment 3. Please tell us the amount of revenue attributable to FrontStream Payments for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

2.   Please explain to us how you concluded that money you received under the Assignment Agreement constitutes revenue.

Liquidity and Capital Resources, page 14

3.   We note your response to prior comment 7. Please provide a more detailed discussion of your anticipated monthly operating expenses and additional costs you expect to incur related to operations as you try to grow your business.

Merchant Payment Processing Business, page 19

4.   The first sentence of this section states that 100% of your revenues are currently derived as an agent for electronic merchant payment processing services. Given that the vast

majority of your fiscal 2012 revenue was from the Assignment Agreement, please disclose that approximately 29% of your fiscal 2012 revenue was from marketing credit card processing services on behalf of merchant payment processing service providers.

5.   The last sentence of the first paragraph of this section states that you believe that you offer a professional merchant services platform. Please revise this statement to clarify that you do not actually offer a merchant services platform, you market merchant processing services offered by third party merchant payment processors.

"MY800" Portals, page 20

6.   Please quantify the expected marketing expenses associated with the commencement of marketing your medical directory and mobile platform.

Company Strategy, page 22

7.   As previously requested in prior comment 12, please provide more information regarding your "key strategic alliances." Discuss the nature of these alliances and clarify whether they are contractual. Provide context for your claim that they are "key."

How We Compensate Our Management, page 30

8.   Please explain how you determined the amount of salary awarded to Messrs. Friedman and Hollander in fiscal 2012. See Item 402(o) of Regulation S-K

9.   Please explain why your board of directors issued 366,000 shares of common stock to Mr. Hollander in June 2012, and how they determined the number of shares issued. See Item 402(o) of Regulation S-K.

10.   Please describe the material terms of the restricted stock awarded to Messrs. Friedman and Hollander. See Item 402(o) of Regulation S-K. In addition, to the extent that shares have not vested, please revise the Outstanding equity awards at fiscal year-end table, as appropriate. See Item 402(p) of Regulation S-K.

Related Party Transactions, page 32

11.   Your response to prior comment 16 states that you have disclosed that Mr. Friedman is your promoter. It is unclear whether you also provided the disclosure required by Item 402(c) of Regulation S-K. Please revise or advise.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
         Harold H. Martin, Esq.
         Martin & Pritchett, P.A.